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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended January 29, 2000
                          ----------------

                                      OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 OF 1934 [NO FEE REQUIRED]

For the transition period from                      to
                              ----------------------  ------------------------
Commission file number 1-11084
                       -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Kohl's Department Stores, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kohl's Corporation
                          N56 W17000 Ridgewood Drive
                           Menomonee Falls, WI 53051

                                       1
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                                 REQUIRED INFORMATION
                                 --------------------


1.  Not Applicable.

2.  Not Applicable

3.  Not Applicable

4. The Kohl's Department Stores, Inc. Employee Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
--------

24. Consent of Independent Auditors

                                       2
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                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              Kohl's Department Stores, Inc.
                              Employee Savings Plan


Date:  July 26, 2000          By: /s/Arlene Meier
       -------------              --------------------------
                              Arlene Meier
                              Administrative Committee Member




                                       3
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Financial Statements and Supplemental Schedule

Kohl's Department Stores, Inc. Savings Plan
January 29, 2000 and January 30, 1999
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                        Kohl's Department Stores, Inc.
                                 Savings Plan

                             Financial Statements
                           and Supplemental Schedule

                     January 29, 2000 and January 30, 1999



                                   Contents

Report of Independent Auditors........................................  1

Financial Statements

Statements of Net Assets Available for Benefits.......................  2
Statement of Changes in Net Assets Available for Benefits.............  3
Notes to Financial Statements.........................................  4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
 at End of Year.......................................................  9

                        Report of Independent Auditors

Plan Administrator
Kohl's Department Stores, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Kohl's Department Stores, Inc. Savings Plan as of January 29, 2000 and January 30, 1999, and the related statements of changes in net assets available for benefits for the year ended January 29, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 29, 2000 and January 30, 1999, and the changes in its net assets available for benefits for the year ended January 29, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of January 29, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in material respects in relation to the basic financial statements taken as a whole.

June 23, 2000

ERNST & YOUNG LLP
                                                                               1
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                        Kohl's Department Stores, Inc.
                                 Savings Plan

                Statement of Net Assets Available for Benefits


                                          January 29          January 30
                                             2000                1999
                                        ------------------------------------

Cash                                      $      5,247          $          -
Investments, at fair value                 157,186,702           124,946,816
                                          ----------------------------------
Total investments                          157,191,949           124,946,816

Receivables:
 Interest and dividends                              -                25,243
 Company contribution                        4,285,865             3,685,488
 Participants' contribution                    572,141               882,416
                                          ----------------------------------
Total receivables                            4,858,006             4,593,147
                                          ----------------------------------
Total assets                               162,049,955           129,539,963

Liabilities -
 Accrued purchases                                   -                44,161
                                          ----------------------------------
Net assets available for benefits         $162,049,955          $129,495,802
                                          ==================================

See accompanying notes

                                                                               2
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                        Kohl's Department Stores, Inc.
                                 Savings Plan

           Statement of Changes in Net Assets Available for Benefits


                          Year ended January 29, 2000


Additions:
 Net realized and unrealized appreciation in fair value of
  investments                                                    $  7,602,765

 Interest and dividend income                                      12,390,782
                                                               --------------

 Net investment income                                             19,993,547

 Contributions:
  Company                                                           6,300,618
  Participants                                                     12,969,940
  Rollovers                                                         2,784,808
                                                               --------------
 Total contributions                                               22,055,366
                                                               --------------
Total additions                                                    42,048,913

Deductions -
 Benefit and withdrawal payments                                    9,494,760
                                                               --------------

Increase in net assets available for benefits                      32,554,153

Net assets available for benefits at beginning of year            129,495,802
                                                               --------------
Net assets available for benefits at end of year                 $162,049,955
                                                               ==============

See accompanying notes

                                                                               3
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                        Kohl's Department Stores, Inc.
                                 Savings Plan

                         Notes to Financial Statements

                               January 29, 2000


1. Description of Plan

The Kohl's Department Stores, Inc. Savings Plan (the Plan) is a defined-contribution plan covering all employees of Kohl's Department Stores, Inc. (the Company) with greater than 750 hours of service in any calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the "Savings Plan Handbook" for a description of the Plan.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in Kohl's Corporation common stock, the Putnam Voyager Fund, the Masterworks Balanced Portfolio Fund and the Putnam International Growth Fund are valued at fair value as established by quoted market prices. The Stable Value Fund and the Putnam Money Market Fund are valued at fair value based on the redemption prices established by Putnam Investments.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's eight investment alternatives quarterly.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

                                                                               4
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                        Kohl's Department Stores, Inc.
                                 Savings Plan

                         Notes to Financial Statements

                               January 29, 2000


2. Summary of Significant Accounting Policies (continued)

Reclassification

Certain amounts in the 1999 financial statement were reclassified to conform to the 2000 presentation.

Plan Year

The Plan's fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 15% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under
Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the Plan Administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company's matching contribution is equal to 33 1/3% of each participant's contribution, up to a maximum of 2% of the participant's base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company's Board of Directors.

                                                                               5
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                        Kohl's Department Stores, Inc.
                                 Savings Plan

                         Notes to Financial Statements

                               January 29, 2000

All voluntary contributions made by a participant are fully vested. The Company's matching and discretionary contribution is 100% vested after five years of credited service.

Upon termination, the nonvested portion of any participant account is forfeited. Forfeitures are applied to reduce Company contributions.

                                                                               6
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                        Kohl's Department Stores, Inc.
                                 Savings Plan

                         Notes to Financial Statements

                               January 29, 2000


3. Contributions and Benefit and Withdrawal Payments (continued)

Retired participants' and total and permanently disabled participants' vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants' and deceased participants' vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for 12 months following receipt of a hardship withdrawal.

4. Investments

Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                    January 29     January 30
                                                      2000            1999
                                                 -----------------------------

William Blair Growth Fund                            $     --      $46,673,952
Masterworks Balanced Portfolio                        27,657,380    26,495,622
Stable Value Fund                                          --       13,398,240
Kohl's Corporation Common Stock                       38,125,841    37,170,631
Putnam Money Market Fund*                             16,568,125        --
Putnam Voyager Fund*                                  67,980,344        --

*Indicates party in interest to the Plan.

                                                                               7

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                         Kohl's Department Store, Inc.
                                 Savings Plan

                         Notes to Financial Statements

                               January 29, 2000


5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                    January 29    January 30
                                                       2000          1999
                                                 ----------------------------
Net assets available for benefits per the
 financial statements                              $162,049,955  $129,495,802
Amounts allocated to withdrawn participants                   -    (2,040,381)
                                                 ----------------------------
Net assets available for benefits per the Form
 5500                                              $162,049,955  $127,455,421
                                                 ============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                                 Year ended
                                                                 January 29,
                                                                    2000
                                                               -------------

Benefits paid to participants per the financial statements       $ 9,494,760
Add: Amounts allocated on Form 5500 to withdrawn participants
 at January 29, 2000                                                       -

Less: Amounts allocated on Form 5500 to withdrawn
 participants at January 30, 1999                                 (2,040,381)
                                                               -------------
Benefits paid to participants per the Form 5500                  $ 7,454,379
                                                               =============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the

                                                                               8
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                        Kohl's Department Stores Inc.
                                 Savings Plan

                         Notes to Financial Statements

                               January 29, 2000


provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. Income Tax Status

The Internal Revenue Service ruled (March 12, 1998) that the Plan qualifies under Section 401(a) of the IRC and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                                                               9
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                        Kohl's Department Stores Inc.
                                 Savings Plan
                   Employer Identification Number 13-3357362
                                Plan Number 002

   Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                               January 29, 2000


    Identity of Issue, Borrower,             Number of                Current
      Lessor or Similar Party               Shares/Units               Value
------------------------------------------------------------------------------
Mutual Funds:
 Masterworks Balanced Portfolio              2,252,229             $ 27,657,380
 PIMCO Total Return Fund                        51,487                  504,569
 Putnam Investors Fund*                         99,135                1,781,463
 Putnam Voyager Fund*                        2,263,748               67,980,344
 S&P 500                                        45,489                1,509,331
 Putnam International Growth Fund*             108,230                3,059,649
 Putnam Money Market Fund*                  16,568,125               16,568,125
Kohl's Corporation Common Stock*             1,087,368               38,125,841
                                                                  -------------
                                                                   $157,186,702
                                                                  =============


*Indicates party in interest to the Plan.

                                                                              10
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                             Supplemental Schedule